Exhibit 99(h)(2)
JACOB INTERNET FUND INC.
ADDENDUM TO TRANSFER AGENT SERVICING AGREEMENT
          THIS ADDENDUM (the “Addendum”) dated as of this 17th day of October, 2008 to the Transfer Agent Servicing Agreement, dated as of August 27, 1999, as amended, (the “Agreement”) is entered into by and between JACOB INTERNET FUND INC., a Maryland corporation, (the “Corporation”), and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (“USBFS”) (collectively, the “Parties”).
          WHEREAS, the Parties entered into the Agreement; and
          WHEREAS, the Parties desire to modify the Agreement; and
          WHEREAS, Section 10 B. of the Agreement allows for its modification by written agreement executed by the Parties.
          NOW THEREFORE, the Parties agree to amend the Agreement as provided below.
A. Section 11 shall be added to the Agreement, as follows:
11.	USBFS Red Flag Identity Theft Prevention Program

The Corporation acknowledges that it has had an opportunity to review, consider and comment upon the written procedures provided by USBFS describing various tools used by USBFS that are designed to promote the detection and reporting of identity theft by monitoring certain aspects of shareholder activity as well as written procedures for verifying a customer’s identity (collectively, the “Procedures”). Further, the Corporation has determined that the Procedures, as part of the Corporation’s overall Red Flag Identity Theft Prevention Program, are reasonably designed to prevent identity theft and to achieve compliance with the applicable provisions of the Fair and Accurate Credit Transactions Act of 2003 and the implementing regulations thereunder. Based on this determination, the Corporation hereby instructs and directs USBFS to implement the Procedures on the Corporation’s behalf, as such may be amended or revised from time to time. It is contemplated that these Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Corporation’s identity theft responsibilities.

USBFS agrees to implement the Corporation’s Identity Theft Prevention Program (the “Program”) and is responsible for the following:
     A. Identifying patterns, practices or specific activities that indicate the possible existence of fraud or attempted fraud that may be associated with identity theft (“Red Flags”)

based upon an on-going risk assessment that includes an analysis of various risk factors such as:
(1) types of accounts;
(2) methods to open accounts;
(3) methods to access accounts;
(4) previous experience with identity theft;
(5) current experience with identity theft; and
(6) anticipated experience with identity theft based upon information gathered from both inside and outside sources such as affiliates, law enforcement and industry meetings.
B. Detecting Red Flags through the following sources:
(1) suspicious shareholder documentation;
(2) suspicious shareholder transactions;
(3) inconsistent shareholder information resulting from Anti-Money Laundering/Customer Identification Program reviews;
(4) inability to authenticate shareholder via telephone, internet or documentation requiring a signature guarantee;
(5) supervisory review and quality assurance checks; and
(6) fraud/AML software exception reports.
C. Responding to Red Flags. USBFS will take the necessary and appropriate action to respond to any Red Flag that may be indicative of identity theft including, among other actions, not opening an account, closing an account and/or filing a suspicious activity report (SAR-SF) with the Financial Crimes Enforcement Network (FinCEN). The USBFS AML Officer, Identity Theft Coordinator or one of their designees may contact the Corporation to alert it to potential identity theft activity and to involve the appropriate Corporation personnel in the process as necessary.
D. Updating the Program. USBFS will modify the Corporation’s Identity Theft Prevention Program as directed by the Corporation’s Identity Theft Prevention Program Coordinator or as recommended by USBFS’ AML Officer and Identity Theft Program Coordinator as a result of new, or changes in the patterns of, any Red Flags, information received from law enforcement, industry partners or victims of identity theft.
     E. Reporting to the Corporation’s Identity Theft Prevention Program Coordinator. USBFS will provide quarterly reporting and certification to the Corporation declaring that:
(1) it is implementing the Program on behalf of the Corporation;
(2) it has policies and procedures in place to detect, prevent and mitigate identity theft for new and existing accounts;
(3) it will advise the Corporation of any significant changes to the Program based upon, among other things, new identity theft risks that have been identified;
(4) it will inform the Corporation of any identity theft incidents (including attempts) within the Funds during the previous quarter.

At least annually, USBFS will assist the Corporation’s Chief Compliance Officer and his staff in the preparation of a report that will (i) evaluate the effectiveness of the Program in addressing the risk of identity theft in connection with the opening of accounts and with respect to existing accounts, service provider arrangements, significant incidents involving identity theft and management’s response, (ii) recommend material changes to the Corporation’s Program, and (iii) address any other material matters relating to the Corporation’s Program that the Chief Compliance Officer deems appropriate.
F. Recordkeeping. USBFS will maintain all records or other documentation related to shareholder accounts and transactions therein in order to memorialize activities taken by USBFS in implementing its Procedures and make such records available for inspection by the Corporation’s Chief Compliance Officer or regulatory or law enforcement authorities. USBFS will create and maintain documentation to provide a basis to permit law enforcement agencies to prosecute any identity theft claims. All records will be maintained in compliance with applicable laws and regulations.
B. Except to the extent supplemented hereby, the Agreement shall remain in full force and effect.
IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

JACOB INTERNET FUND INC.		U.S. BANCORP FUND SERVICES, LLC

By:	/s/ Ryan Jacob	By:	/s/ Michael R. McVoy

Name: Ryan Jacob		Name: Michael R. McVoy

Title: President, CEO and Chairman		Title: Executive Vice President

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